                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                            FELCOR SUITE HOTELS, INC.
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)


                                    314305103
                                 (CUSIP Number)

                                                        with a copy to:

          Ralph B. Lake, Esq.                         John M. Newell, Esq.
Senior Vice President and General Counsel               Latham & Watkins
          Promus Hotels, Inc.                         633 West Fifth Street
          755 Crossover Lane                                Suite 4000
       Memphis, Tennessee  38117                  Los Angeles, California  90071
          (901) 374-5100                                  (213) 485-1234

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 4, 1997
             (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 7 Pages)

----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 314305103                   13D                 Page  2  of  7  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Promus Hotels, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     NA
-------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                               / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 2,626,792
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 N/A
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 2,626,792
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,626,792
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                       / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     9.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 314305103                   13D                 Page  3  of  7  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Promus Hotel, Corporation
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     NA
-------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 2,626,792
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 N/A
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 2,626,792
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,626,792
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                       / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     9.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

     This Amendment No. 1 to Schedule 13D is filed jointly by Promus Hotels, Inc. ("PHI") and Promus Hotel Corporation ("PHC," and together with PHI, the "Reporting Persons"). This Amendment No. 1 amends the Schedule 13D initially filed with the Securities and Exchange Commission on February 6, 1997 (the "Statement") relating to the shares (the "Shares") of Common Stock, $0.01 par value per share (the "Common Stock"), of FelCor Suite Hotels, Inc., a Maryland corporation (the "Issuer"). Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 is amended to add the following information:

     As further described below in Item 6, PHI has entered into a Letter Agreement (the "Letter Agreement"), dated as of June 4, 1997, with the Issuer whereby the Issuer has agreed to repurchase 1.2 million Shares of the Issuer's Common Stock beneficially held by PHI. Such repurchase shall be conditioned upon the consummation of an underwritten equity public offering by the Issuer (an "Offering").

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The response to Item 5 is amended as follows:

     Item 5(a) is restated in its entirety as follows:

     (a) As of the close of business on June 4, 1997, PHI beneficially owned 1,626,792 Shares of Common Stock of the Issuer and 1,000,000 units of limited partner interest ("Units") in FelCor Suites Limited Partnership, a Delaware limited partnership (the "Partnership"). The Issuer, as sole general partner of the Partnership, is obligated (subject to certain conditions), one year following the issuance of such Units, to redeem the Units, at the option of the holders thereof, for a like number of Shares of Common Stock or, at the option of the Issuer, for cash or a combination of cash and Common Stock. PHI beneficially owns 2,626,792 Shares of Common Stock (including 1,000,000 Shares issuable upon conversion of Units), or 9.5% of the total number of Shares of Common Stock outstanding (based upon 26,587,733 Shares of Common Stock outstanding as of April 30, 1997, as set forth in the Issuer's Quarterly Report on Form 10-Q for the fiscal period ended April 30, 1997).

          PHC may be deemed to beneficially own the Shares of Common Stock and Units owned by PHI because PHI is a wholly-owned subsidiary of PHC. Except as set forth herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule I, beneficially owns any Shares or Units.

     (c) Item 5 (c) is amended to reflect the following transactions in the Common Stock effected by or for the account of the Reporting Persons since the original filing of the Statement.

                                                      AVERAGE PRICE
                          NUMBER OF SHARES OF      RECEIVED PER SHARE             TYPE OF
  NAME       DATE          COMMON STOCK SOLD         NET OF EXPENSES            TRANSACTION
  ----       ----          -----------------        -----------------       -------------------
  PHI       2/19/97          10,000 Shares               $35.06             Sale in open market
  PHI       3/07/97          26,600 Shares               $34.77             Sale in open market
  PHI       3/10/97          23,400 Shares               $34.80             Sale in open market


                              (Page 4 of 7)

                                                     AVERAGE PRICE
                          NUMBER OF SHARES OF      RECEIVED PER SHARE            TYPE OF
  NAME        DATE         COMMON STOCK SOLD         NET OF EXPENSES           TRANSACTION
  ----        ----         -----------------        ----------------           ------------
  PHI       3/11/97          13,300 Shares               $35.13             Sale in open market
  PHI       3/12/97          20,000 Shares               $35.06             Sale in open market
  PHI       3/13/97         166,700 Shares               $34.82             Sale in open market


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The response to Item 6 is amended to incorporate the following:

     On June 4, 1997, PHI and the Issuer executed the Letter Agreement whereby the Issuer has agreed to repurchase 1.2 million Shares of the Issuer's Common Stock (the "PHI Shares") beneficially held by PHI in the event of the consummation of an Offering. Pursuant to the Letter Agreement, (i) PHI will sell the PHI Shares at a price per share equal to the net amount per share received by the Issuer pursuant to an Offering less 50 cents per Share, (ii) the Issuer shall pay PHI the amount of the second quarter dividend for the PHI Shares whether or not PHI is a holder of record on the record date for such dividend and (iii) PHI shall enter into a customary "lock-up" agreement whereby PHI will agree not to sell any additional Shares of Common Stock for a period of up to eighteen months following the date of the consummation of such Offering except, with the consent of the lead underwriters, in conjunction with an underwritten public offering by the Issuer.

     The foregoing summary of the Letter Agreement is qualified in its entirety by reference to the agreement which is attached hereto as an exhibit and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 10.8 Letter Agreement, dated as of June 4, 1997, between Promus Hotels, Inc. and FelCor Suite Hotels, Inc.


                               (Page 5 of 7)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  June 6, 1997                        PROMUS HOTELS, INC.



                                             By:    /s/ RALPH B. LAKE
                                                 -------------------------------
                                             Name:  Ralph B. Lake
                                             Title: Senior Vice President and
                                                    General Counsel




 Dated:  June 6, 1997                        PROMUS HOTEL CORPORATION


                                             By:    /s/ RALPH B. LAKE
                                                 -------------------------------
                                             Name:  Ralph B. Lake
                                             Title: Senior Vice President and
                                                    General Counsel


                                 (Page 6 of 7)

                                  EXHIBIT INDEX


     Exhibit 10.8 Letter Agreement, dated as of June 4, 1997, between Promus Hotels, Inc. and FelCor Suite Hotels, Inc.








                                 (Page 7 of 7)